3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

March 11, 2015

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attention: Anne Nguyen Parker, Assistant Director

Re:	Bojangles’, Inc.
Draft Registration Statement on Form S-l
Submitted January 12, 2015
CIK No. 0001630132

Ladies and Gentleman:

We are submitting this letter on behalf of our client, Bojangles’, Inc. (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter, dated February 9, 2015 (the “Comment Letter”) in connection with the Company’s Registration Statement on Form S-1 (the “Registration Statement”), as originally submitted in confidential draft format to the SEC on January 12, 2015, as permitted by Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”), and Section 106(a) of the Jumpstart Our Business Startups Act of 2012.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Registration Statement. All page number references in Company’s responses are to page numbers in the Registration Statement, which is being confidentially submitted to the Staff concurrently with this response.

General

1.	Please revise your document to ensure consistent chronological presentation throughout. For example, we note the Selected Historical Consolidated Financial Data on page 50 is presented from left to right beginning with the earliest period (2011), while the financial statements beginning on page F-1 are presented from left to right beginning with the most recent period (2013). Refer to SAB Topic 11(e).

The Company acknowledges the Staff’s comment and confirms that the Company has revised the Registration Statement to ensure consistent chronological presentation throughout.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Securities and Exchange Commission

March 11, 2015

The Company advises the Staff that no such written communications have been presented, published or distributed as of the date of this letter. If such written communications are subsequently presented, published or distributed, the Company undertakes to provide the Staff with copies of all such documents.

3.	Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include pictures or graphics to be presented. Accompanying captions, if any, should also be provided.

Prior to printing and distribution of the Company’s preliminary prospectus, the Company will provide the Staff with copies of any artwork or graphics, along with any accompanying captions, that it intends to use with sufficient time for the Staff to complete its review.

Market and Industry Data and Forecasts, page ii

4.	We note the reference to “information provided by third-party market research firms, including Technomic, Inc., or Technomic, The NPD CREST® and Mintel Group Ltd., or Mintel, or third-party financial or analytics firms, including The Buxton Company, or Buxton.” If you commissioned any research or reports for use in connection with the registration statement, please file a consent pursuant to Rule 436 of the Securities Act as an exhibit to your registration statement.

Except for a report commissioned by the Company from The Buxton Company, none of the market research firms named in the Market and Industry Data and Forecasts section on page ii of the Registration Statement have been commissioned by the Company to prepare a report in connection with the Registration Statement. None of the market data included in the Registration Statement was specifically prepared or certified for use in the Registration Statement and the Company did not include any information in the report from The Buxton Company in the Form S-1. Accordingly, the Company respectfully submits that it is not required to file any consents under Rule 436 of the Securities Act.

Presentation of Combined Operating Results for Fiscal 2011, page iv

5.	We note from your disclosure here that you have presented, for comparative purposes, the arithmetic sum of the Predecessor and Successor 2011 periods in different sections throughout your document. Note that it would be inappropriate to merely combine information for the pre-and post-transaction periods without reflecting all relevant pro forma adjustments required by S-X Article 11 as these periods represent two different bases of accounting. As such, to the extent these periods are included in future amendments, please conform your presentation incorporating all of the pro forma adjustments as required by S-X Article 11 and provide disclosure to explain how the pro forma presentation was derived, why management believes the presentation to be useful, and any potential risks associated with using such a presentation, or remove the presentation. However, we do not object to independent and separate operating result discussions of the respective Predecessor and Successor periods included in future amendments.

Securities and Exchange Commission

March 11, 2015

The Company respectfully acknowledges the Staff’s comment. The Company believes that the presentation of arithmetically combined operating results for 2011 is useful to investors as a basis for comparing the results of the combined period against the results of the other annual periods presented, and also believes that such presentation is consistent with other recent initial public offerings that have presented operating results for historical periods as the arithmetic sum of the relevant predecessor and successor periods without including pro forma adjustments pursuant to S-X Article 11. See, e.g., Dave & Buster’s Entertainment, Inc. (Form S-1 effective October 09, 2014, File No. 333-198641) and CommScope Holding Company, Inc. (Form S-1 effective October 24, 2013, File No. 333-190354). While the Company acknowledges that the Predecessor and Intermediate periods represent two different bases of accounting, the Company respectfully submits, as indicated in the Registration Statement, that the presentation of combined results is intended merely to facilitate comparisons of the combined period against the other annual periods presented, and is not intended to represent what the Company’s operating results would have been had the acquisition of Predecessor by Intermediate occurred at the beginning of the period.

The Company believes the arithmetically combined financial data presents a meaningful basis for comparison against the other annual periods presented due to the consistent nature of the underlying operations during the combined period and throughout each of the other periods presented, as discussed on page iv of the Registration Statement under “Presentation of Combined Operating Results for Fiscal 2011” (namely, during each of the Predecessor, Intermediate and Successor periods, the entities conducted substantially all of their operations through the Operating Entities and had no material assets other than the capital stock or other equity interests of the Operating Entities). The Company has added disclosure on pages v and 52 of the Registration Statement regarding the impact of purchase accounting adjustments resulting from the acquisition, consistent with similar disclosure in the S-1 precedents referred to above.

Prospectus Summary, page 1

6.	We note your disclosure here and presentation elsewhere in your filing of system-wide sales in the context of overall brand performance. You state that “[t]hrough our 248 company-operated and 363 franchised restaurants, …we generated approximately $1 billion in system-wide sales and an average unit volume of approximately $1.8 million in the twelve months ended September 28, 2014.” Since the franchisees’ sales are not your revenues and you did not generate them, please also provide a discussion of your revenues recognized in accordance with GAAP. Your discussion should be balanced by providing details of what proportions represent your revenues versus franchisees’ revenues, respectively, along with the impact on your royalty revenues generated. Please revise to clarify your disclosures here and elsewhere, as applicable, throughout the filing accordingly.

In response to the Staff’s comment, the Company has revised the Prospectus Summary section on page 1 and elsewhere in the Registration Statement where a similar discussion appears.

7.	We note your disclosure of strong and consistent financial and operating performance as illustrated by system-wide restaurant count, sales and sales growth metrics. In that regard and as part of the consideration of the comment above, please expand to provide a more balanced discussion of the above various operating metrics by including a discussion of your owned restaurant count, your GAAP revenue and the related revenue growth, and how the system-wide metrics affect your royalty revenues. In addition, please move the last bullet point of your discussion of net income growth to the front of this section or elsewhere throughout the filings, as applicable, to balance your discussion and presentation.

Securities and Exchange Commission

March 11, 2015

In response to the Staff’s comment, the Company has revised the Prospectus Summary section on page 2 and elsewhere in the Registration Statement to balance the discussion and presentation of the Company’s financial and operating performance.

8.	Please revise the chart presentation on page 2 to include a separate bar chart for net income, the GAAP measure to which EBITDA and Adjusted EBITDA are reconciled along with charts presenting company-owned restaurant and franchise revenues, with similar format, and provide them upfront in your presentation.

In response to the Staff’s comment, the Company has revised the Prospectus Summary section on page 2.

9.	We note that you consider yourself as part of the fast-casual segment and believe that you offer fast-casual quality food. For example, throughout your filing you discuss the AUVs, growth and competitors in the fast-casual segment.

With a view toward disclosure, please provide more information as to how you fit within the fast-casual segment. In this regard, we note your discussion on page iv that “[f]ast-casual” is defined by Technomic as a limited or self-service format with average check sizes of $8.00-$12.00 that offers food prepared to order within a generally more upscale and developed establishment.” Other sources indicate that fast-casual restaurants offer more customized and freshly prepared dishes than traditional quick-serves, in an upscaled, inviting atmosphere, and should not feature a drive-thru window. In contrast, we note that your average check was only $6.45 in fiscal 2013. We further note your disclosures that your customers appreciate your speed and convenience, as evidenced by 79% of your company restaurant revenues in fiscal 2013 generated via drive-thru and carry-out. This seems to conflict with the fast-casual concept of “food prepared to order.” Please further clarify how you fall within the fast-casual segment given these differences. Tell us the characteristics that make your restaurants upscale.

If you continue to consider yourself as part of the fast-casual segment, please disclose the characteristics of your restaurants that are in line with the fast-casual segment as well as those characteristics that are not in line with the fast-casual segment.

The Company believes its positioning is unique within the limited service restaurant industry and that it offers fast-casual quality food combined with quick-service speed, convenience and value.

Consistent with fast casual restaurants, the Company’s and its franchisees’ restaurants prepare much of their food from scratch using high-quality ingredients, and do not have microwaves in our restaurants. For example, the Company’s menu is centered on its extensive variety of handmade biscuits, which are made from fresh buttermilk every 20 minutes all day, and its fried bone-in chicken, which is fresh, never-frozen and marinated for at least 12 hours. Dirty Rice is made from hard rice on the stove top, taking 20 minutes to prepare. Other food preparation is also consistent with fast casual concepts as many of the Company’s offerings are made-from-scratch and are fried or cooked in the oven, on the griddle or on the stove-top. The Company not only fresh brews its tea, but actually steeps it. The Company’s customers can also customize their order based on their individual preferences.

Securities and Exchange Commission

March 11, 2015

The Company believes its and its franchisees’ restaurant locations, design and value price point are in line with quick-service restaurant concepts. For example, the Company locates restaurants in places that are easily accessible and convenient to customers’ homes, places of work and daily commutes. The Company’s restaurants and those of its franchisees are also designed to deliver food quickly to customers, whether in restaurants or through the drive-thru. In addition, the average check at Company-operated restaurants was $6.68 in fiscal 2014. The Company believes this average check is actually lower than many quick-service restaurant concepts.

Overall, the Company believes that its concept combines the best elements of both fast-casual restaurants (quality and food preparation) and quick-service restaurants (speed, convenience and value).

As the Company believes that all of the foregoing is already reflected in the Registration Statement, the Company respectfully advises the Staff that it does not believe that any changes to the Registration Statement are necessary.

Our Industry, page 2

Increasing Chicken Consumption, page 3

10.	While you describe your chicken as bone-in and discuss your Bo-Smart menu that features grilled chicken and roasted chicken, it appears that a significant portion of the chicken you sell is fried. Here or in an appropriate place in your prospectus summary, and throughout your filing, please briefly explain the role that fried chicken plays in your menu or please tell us why this information is not a key piece of material information. In addition you cite the growth in per capita U.S. chicken consumption since 1970. Please expand this discussion to also discuss how the per capita consumption of fried chicken has changed over that period.

In response to the Staff’s comment, the Company has revised the Registration Statement in the appropriate places to explain the role that fried chicken plays in the Company’s menu.

The Company’s menu, while it includes fried chicken, is diverse and the Company’s sales are spread across all of its menu items, many of which do not include fried chicken. For example, 38% of the Company’s sales are before 11:00 a.m., consisting largely of the Company’s sausage, ham, steak, bacon, Bo-Berry, egg and cheese and other kinds of biscuit sandwiches that do not include fried chicken. In addition to diversity among proteins, the Company’s menu also includes a variety of menu items that are chicken based, but which would not be considered to be traditional bone-in fried chicken. The Company respectfully advises the Staff that, as a result of the diversity of the Company’s menu, it believes that discussing the per capita consumption of fried chicken would put undue focus on only one part of the Company’s overall menu offerings.

11.	Please also revise your risk factor “We are vulnerable to changes in consumer preferences” on page 19 and your risk factor “Legislation and regulations requiring the display and provision of nutritional information for our menu offerings, and new information or attitudes regarding diet and health or adverse opinions about the health effects of consuming our menu offerings” on page 33 to specifically address the risk that consumer tastes may move further away from accepting fried chicken or tell us why this is not material to an understanding of the risks described therein

Securities and Exchange Commission

March 11, 2015

In response to the Staff’s comment, the Company has revised the referenced risk factors on pages 19 and 33 of the Registration Statement.

The Offering, page 10

12.	Please revise your discussion of Use of Proceeds to include the specific terms of the debt to be repaid. This disclosure should identify the credit facilities and the amount of each to be repaid.

In response to the Staff’s comment, the Company has revised the Use of Proceeds portion of The Offering section on page 10 of the Registration Statement, as well as the Use of Proceeds section on page 45 of the Registration Statement. The Company has not yet determined the amount of the debt under its credit facilities to be repaid. Once determined, the amount of the debt under the Company’s credit facilities to be repaid will be included in future filings or submissions of the Registration Statement with the SEC.

13.	Please revise the discussion of the conversion of the Series A Preferred Stock to include the conversion rate. In this regard, we note from your disclosure on page F-17 that the conversion rate is one-for-one.

In response to the Staff’s comment, the Company has revised disclosure in The Offering section on page 11 of the Registration Statement.

Summary Historical Consolidated and Other Financial Data, page 13

14.	We note the presentation of system-wide comparable restaurant sales growth of franchised and system-wide restaurants and system-wide average unit volumes under the caption of “Other Operating Data” alongside with the similar measures for company-owned restaurants. Since the system-wide and franchisee’ metrics are not your operating data, please separately present these metric under a different caption such as “Other supplemental metric” or similar caption in this section.

In response to the Staff’s comment, the Company has revised its disclosure on page 13 of the Summary Historical Consolidated and Other Financial Data section of the Registration Statement.

15.	We note the adjustments you made related to certain professional, transaction and other costs in which you characterized them as non-recurring in footnotes (f). Note that Item 10(e) of Regulation S-K prohibits adjusting a non-GAAP financial performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. It appears the adjustments are not non-recurring based on their nature. As such, please revise to remove your characterization of the adjustment as non-recurring. Refer to Question 102.03 regarding Non-GAAP Financial Measures within C&DI as found in our website http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm

In response to the Staff’s comment, the Company has revised its disclosure on page 17 of the Summary Historical Consolidated and Other Financial Data section of the Registration Statement, as well as the Management’s Discussion and Analysis of Financial Condition and Results of Operation section on page 56 of the Registration Statement.

Securities and Exchange Commission

March 11, 2015

Risk Factors, page 18

We rely on only one company, page 26

16.	We note the statement that “[i]f that distributor or any supplier fails to perform as anticipated or seeks to terminate agreements with us, or if there is any disruption in any of our supply or distribution relationships for any reason, our business, financial condition, results of operations and cash flows could be materially adversely affected.” Please identify any suppliers upon which you are dependent for material food ingredients or explain why you believe the identity of the supplier is not material to an understanding of the risk. In addition to the extent any supplier agreements are material to you, please file such agreements as exhibits to your next amendment or please tell us why this is not required.

The Company respectfully advises the Staff that it does not believe that it is substantially dependent on its distributor or any of its suppliers, even in cases where it currently uses a single supplier, because the Company has a number of supplier relationships and the Company’s distributor and suppliers operate in a competitive marketplace and therefore can be replaced if needed. If the Company’s distributor or any supplier were to cease to provide the Company with required products or services, the Company believes it would be able to replace its distributor or such supplier without any material disruption to its business. The Company respectfully advises the Staff that, as a result, it believes the identity of its distributor and suppliers and the respective agreements it may have with its distributor and suppliers are not material.

17.	We note the statement that you “have limited rights to access the exclusive formulas used for [you] by one of the single-source suppliers.” With a view toward disclosure, please explain in better detail what you mean by this statement and tell us the risk arising from this statement.

The formulas used for certain recipes are held in escrow with one of the Company’s suppliers. Under certain circumstances, such as a fire, bankruptcy of the supplier or other disruption of supplies, the Company has the right to take possession of the formulas under the escrow agreement. The Company’s relationship with this supplier is good, has been in existence since the inception of the Company’s predecessors and has remained favorable to the Company for 38 years. The Company has the exclusive use of the formulas and has the ability to recreate many of its menu items using alternative recipes that do not require the escrowed formulas, and in some cases the Company has already duplicated formulas for use with alternate suppliers. While there is a risk that the Company’s inability to access the formulas will require the Company to change the recipes of some of its menu items should this supplier cease to satisfy the Company’s requirements, the Company does not believe that such an event would cause a material disruption in the Company’s business. For these reasons, the Company respectfully advises the Staff that it does not believe that it is required to make any changes to the Risk Factor referenced in the Staff’s comment.

Capitalization, page 46

18.	Please revise the narrative description of changes in capitalization to include the Series A Preferred Stock conversion rate.

In response to the Staff’s comment, the Company has revised the Capitalization section on page 47 of the Registration Statement.

Securities and Exchange Commission

March 11, 2015

Management’s Discussion and Analysis

Overview, page 52

19.	Your disclosure here is a summary description of your business. Please consider revising to provide an executive-level overview of the results of your operations and liquidity and capital resources that provides context for the remainder of more detailed disclosures that follow. For example, provide a high-level summary of your results and the significant factors that affected your results and liquidity and capital resources.

In response to the Staff’s comment, the Company has revised the Overview portion of Management’s Discussion and Analysis, which begins on page 53 of the Registration Statement.

Outlook, page 52

20.	Your disclosure here is a continued description of the characteristics of your business. If the intent is to describe your outlook for the company, please revise to instead specifically discuss known plans and trends that are reasonably likely to occur.

In response to the Staff’s comment, the Company has revised the Outlook portion of Management’s Discussion and Analysis, which begins on page 53 of the Registration Statement.

EBITDA and Adjusted EBITDA, page 56

21.	Your current presentation discloses the non-GAAP measures EBITDA and Adjusted EBITDA prior to GAAP results. Please revise the layout of your disclosure to give equal or greater prominence to presentation of your GAAP results. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the Key Performance Indicators section of Management’s Discussion and Analysis, which begins on page 54 of the Registration Statement.

Business, page 74

Spreading the “Bo-Buzz,” page 78

22.	We note that in fiscal 2015 you expect to open 22 to 25 new company-operated restaurants and 28 to 32 new franchised restaurants. Please further discuss the anticipated cost for this expansion and consider discussing this material trend in your Liquidity and Capital Resources section on page 64.

In response to the Staff’s comment, the Company has revised the Liquidity and Capital Resources portion of Management’s Discussion and Analysis, which begins on page 64 of the Registration Statement.

Construction, page 84

23.	In your next amendment please disclose the information missing from this section.

Securities and Exchange Commission

March 11, 2015

In response to the Staff’s comment, the Company has revised the Construction section portion of the Business section, which begins on page 85 of the Registration Statement.

Franchise Program, page 86

24.	Please discuss the material terms of your franchise agreements and development agreements. Describe what obligations you have to franchisees, the amount of control you have over operations, the length of agreements, and any other material terms including how royalties, franchise fees, contributions to your marketing development fund and co-op advertising funds, and other fees are assessed.

In response to the Staff’s comment, the Company has revised the Franchise Program portion of the Business section, which begins on page 87 of the Registration Statement, to discuss material terms of the Company’s franchise agreements and development agreements.

Legal Proceedings, page 90

25.	You state that you “are also involved in various other claims and legal actions that arise in the ordinary course of business” and “do not believe that the ultimate resolution of these other actions will have a material adverse effect on our financial position” (emphases added). We also note the cross reference to this Legal Proceedings section from the risk factor on page 30. Given that you do not provide much information in this Legal Proceedings section, please tell us what claims or actions you are subject to in addition to the “other” ordinary-course ones referenced in this section, and tell us whether these warrant expanded discussion in your filing.

The Company advises the Staff that there are no claims or legal actions against the Company other than those that arise in the ordinary course of business, none of which are considered to be material. The Company has revised the Legal Proceedings section on page 91 of the Registration Statement to reflect the foregoing.

Material U.S. Federal Income Tax Consequences to Non-U.S. Holders, page 123

26.	We note the statement on page 124 that “this discussion is for informational purposes only.” Please explain to us the purpose of this statement.

In response to the Staff’s comments, the Company has amended the Material U.S. Federal Income Tax Consequences to Non-U.S. Holders section to remove the referenced statement.

Consolidated Statements of Operations and Comprehensive Income, page F-4

27.	We note from disclosure on page 14 of your filing that you have not presented a calculation of earnings per share because you have no common stock outstanding and therefore you do not consider the presentation to be meaningful. Please add a footnote to your financial statements either in Note 1 or as a separate footnote providing similar disclosure why no basis and diluted historical earning per share data presented.

In response to the Staff’s comment, the Company has revised Note 1 to the financial statements to explain why no basic and diluted historical earnings per share data are presented.

Securities and Exchange Commission

March 11, 2015

28.	As a related matter, please revise the face of the income statement to present pro forma earnings per share giving effect to the conversion of the Series A Preferred Stock in to common stock for the latest year and interim period. Please also ensure the presentation on page 13 is consistent with this presentation. The footnote disclosure referenced above should include how this figure is calculated.

In response to the Staff’s comments, the Company has revised the Consolidated Financial Statements (see page F-4 of the Registration Statement) to disclose pro forma earnings per share on the Company’s income statement, giving effect to the conversion of the Series A Preferred Stock into common stock.

29.	Further, we note that you paid a dividend in April 2014 that is in excess of fiscal 2013 earnings. Please also present Pro Forma As Adjusted Earnings Per Share for the latest year and interim period giving effect to the number of shares in the offering necessary to fund the dividend. Refer to SAB Topic 1B.3 for guidance.

In response to the Staff’s comments, the Company has revised the Consolidated Financial Statements (see page F-37 of the Registration Statement) to disclose pro forma earnings per share, giving effect to the deemed issuance of shares required to fund the dividend payment.

Notes to Condensed Consolidated Financial Statements

Note (1) Description of Business and Organization and Summary of Significant Accounting Policies

(x) Advertising Costs, page F-13

30.	We note that franchised restaurants contribute to various advertising funds that you manage. Please tell us and revise to disclose your accounting for such contributions.

In response to the Staff’s comments, the Company has revised subpart (x) of Note 1 to the Consolidated Financial Statements (see page F-14 of the Registration Statement) to include a discussion on the Company’s accounting for contributions by franchised restaurants to various advertising funds that the Company manages.

Note (5) Vendor Advance, page F-44

31.	We note that you entered into a new agreement with a beverage vendor that terminated the old agreement and, as a result, eliminated your obligations under the previous agreement. We note that you recognized approximately $1.5 of previously deferred vendor advance as income as a result of the termination. Please tell us why the contract was renegotiated, how the terms of the old and new agreement differ, and explain to us your basis for recognizing the previously deferred vendor advance as income.

Securities and Exchange Commission

March 11, 2015

The Company entered into its original agreement with the beverage vendor in 1998. At the time the Company executed the original agreement, in exchange for agreeing to purchase certain of the vendor’s products over an extended number of years, the Company received a vendor allowance payment from the vendor. The vendor allowance was recorded as a liability by the Company upon receipt to be recognized as an offset to cost of goods sold as the Company purchased product from the vendor. The agreement also provided for the accrual of marketing funds on behalf of the Company based on the Company’s purchases. In 2000, the Company and the beverage vendor entered into an amendment of the original agreement. As part of the terms of such amendment, the Company received an additional vendor allowance payment from the vendor.

By 2014, the terms of the 16 year old original agreement, even in light of the 2000 amendment and another amendment to the original agreement entered into in 2010, were not as favorable to the Company as the terms the beverage vendor was providing to other customers entering into new agreements. In light of this, the Company sought to renegotiate its agreement with the beverage vendor which resulted in the Company and the beverage vendor terminating the original agreement and entering into a new agreement. The new agreement was effective as of July 13, 2014 and is currently still in effect. Under the new agreement (which did not provide for an advance payment from the vendor), the vendor will accrue marketing funds on behalf of the Company at a higher rate than under the original agreement. The new agreement also provides for benefits to the Company that did not exist under the original agreement such as (i) incentives for system growth and growth in purchases, (ii) beverage development funds, (iii) price protection, (iv) the ability to earn discretionary advertising and marketing funds and (v) an enhanced parts and service program.

In addition to the terms described above, the new agreement also contained a provision that specifically provided that all vendor allowance payments received under the original agreement, as amended, will be deemed to be earned by the Company as of commencement of the new agreement. At the time the Company entered into the new agreement, the balance of the liability created by receipt of the two vendor allowance payments under the original agreement, as amended, was approximately $1.5 million. On the basis of the provision deeming the previous vendor allowance payments to be earned upon the commencement of the new agreement (which occurred on July 13, 2014), and the fair value (and more favorable terms) of the new agreement, the Company recognized the liability of approximately $1.5 million as an offset to food and supplies costs during fiscal 2014.

It is also notable that during 2014 the Company’s franchisees who had agreements with this vendor also entered into new agreements with the same beverage vendor. Franchisees who had not received a vendor advance under their previous agreements are, in their new agreements, at the same stated terms and rates for marketing funds as the Company’s stated terms and rates under the Company’s new agreement. In contrast, franchisees who had received vendor advances under their previous agreements also have in their new agreements the same stated terms and rates for marketing funds as the Company in its new agreement, but these franchisees are required to repay the unearned vendor advance as specifically stated in their new agreements over the term of such new agreements as an offset against future marketing funds. The Company believes that the foregoing is evidence that its new agreement with the vendor is at fair value, which supports the Company’s accounting treatment of the residual vendor allowance payments described above.

Securities and Exchange Commission

March 11, 2015

Exhibit Index

32.	Please file franchise agreements and development agreements related to your most significant franchisees or please tell us why this is not required. We note for example that your largest franchisee operates 60 restaurants and that your top three franchisees accounted for approximately 45% of your royalty revenues in fiscal 2013.

The Company has an individual franchise agreement for each franchised restaurant for each franchisee. Even where a single franchisee operates multiple restaurants, there are individual franchise agreements for each restaurant the franchisee is operating or developing. As a result of having an individual franchise agreement for each franchised restaurant, the Company is not substantially dependent on any particular franchise agreement.

The Company’s development agreements do not grant operating rights but only rights of development and the right to enter into individual franchise agreements for each restaurant developed. Development agreements are generally granted for a limited period of time. The Company’s largest franchisee does not operate or develop under a development agreement. Its second largest franchisee develops only in its newer territories under a development agreement, but these rights are for limited duration. The Company’s third largest franchisee has developed and continues to develop most of its restaurants without a development agreement by individual consent of the Company, and develops other restaurants under development agreements of limited duration. For the foregoing reasons, the Company is not substantially dependent on any one or group of development agreements.

For the foregoing reason, the Company respectfully advises the Staff that it does not believe that it is required to file any franchise agreements or development agreements.

33.	Please revise to file complete exhibits including all schedules and exhibits. We note for example that Exhibit 10.1 appears to be missing schedules, Exhibit 10.2 does not include the amended schedules referred to in Section 3 of the amended agreement, and Exhibit 10.3 does not include the amendments to schedules and exhibits referred to in Section 3 of that amended agreement.

The Company has submitted complete documents, including all schedules and exhibits for all agreements currently filed as Exhibits 10.1, 10.2 and 10.3 to the Registration Statement.

Securities and Exchange Commission

March 11, 2015

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at 610.640.7839 or to Barry M. Abelson at 215.981.4282.

Sincerely,

/s/ John P. Duke

John P. Duke

cc:	Via E-mail
Clifton Rutledge
Eric M. Newman
Barry M. Abelson
Scott R. Jones